UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

September 18, 2006

Item 3.	News Release

On September 18, 2006 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that the results from sixteen new drill holes on the Luna Zone of its La Cabeza gold project, in Argentina, have extended gold mineralization to the west and southeast – well beyond the previously- defined limits of the zone.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 18 day of September 2006.

SCHEDULE “A”

For Immediate Release: September 18, 2006

LUNA ZONE DRILLING EXTENDS GOLD MINERALIZATION AT LA CABEZA

Vancouver, B. C., September 18, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports that the results from sixteen new drill holes on the Luna Zone, at its La Cabeza gold project, in Argentina, have extended gold mineralization to the west and southeast - well beyond the previously-defined limits of the zone.

Significant preliminary assay results include drill intercepts of:

•	6.0 metres at a grade of 3.8 grams per tonne (“g/t”) gold from hole LCD-115,
•	10 metres of 1.9 g/t gold from LCD-119,
•	3.2 metres of 3.8 g/t gold from LCD-128,
•	4.6 metres of 2.1 g/t gold from LCD-135,
•	8.0 metres of 2.0 g/t gold from LCD-118, and
•	6.0 metres of 1.2 g/t gold from LCP-221

Separately, a resource definition drill hole at Luna, LCD-132, confirmed three predicted gold positions including 7.2 metres at a grade of 2.1 g/t gold, 16.4 metres of 1.8 g/t gold and 9.0 metres of 6.1 g/t gold.

Company Comment

Exeter’s Chairman, Yale Simpson, commented: “These results demonstrate Exeter’s continuing ability to discover economic-tenor gold mineralization, under sand cover at La Cabeza. Most of this new mineralization was not part of our 2005 development study, and has the potential to significantly expand the 2005 conceptual open pit at Luna.”

Detailed Drilling Results

The new Luna Zone drilling comprised twelve diamond and four reverse-circulation, percussion holes. Significant assay results are as follows:

Drill Hole	From (m)	To (m)	Width (m)	Gold grade (g/t)
LCD-115	2.0	8.0	6.0	3.8
including	3.2	5.9	2.7	6.9
including	3.2	4.0	0.8	9.5
and	5.0	5.9	0.9	10.1
	10.0	12.9	2.9	2.1
including	12.0	12.9	0.9	4.5
LCD-119	4.0	14.0	10.0	1.9
including	7.0	8.0	1.0	2.1
and	10.0	11.0	1.0	7.6
LCD-128	13.6	16.8	3.2	3.8
including	14.2	15.0	0.8	6.4
	20.1	25.1	5.0	2.3
including	20.1	21.0	0.9	5.7
LCD-135	15.4	20.0	4.6	2.1

including	15.4	17.0	1.6	3.9
LCD-118	70.0	78.0	8.0	2.0
including	73.0	74.0	1.0	3.8
and	76.3	76.9	0.6	5.7
LCP-221	42	48	6	1.2
including	42	45	3	1.8
LCD-132	40.2	47.4	7.2	2.1
including	45.0	46.1	1.1	7.4
	50.7	67.1	16.4	1.8**
including	51.3	53.8	2.5	6.1
and	63.2	64.1	0.9	3.7
	72.0	73.0	1.0	0.7
	77.5	80.2	2.7	5.3
including	77.5	78.5	1.0	7.1
and	79.3	80.2	0.9	7.2
	84.0	93.0	9.0	6.1
including	89.0	91.3	2.3	11.0
	100.2	101.3	1.1	2.6

**

Regular whole rock core samples of HQ-size diamond drill core, in representative rock types (in both mineralized and un-mineralized rocks) have been collected and dispatched to the University of San Juan in Argentina for simple compression tests. Within the 16.4 metre interval from 50.7 – 67.1 metres, the intersection between 64.1 to 65.0 metres represents one such sample and for reporting purposes is assumed to have a gold value of zero until it is assayed.

For a detailed table and discussion of results of the sixteen holes please https://exeterresource.sslpowered.com/images/gallery/plans/TABLE_OF_DRILL_RESULTS.pdf. For a plan locating the drill holes please http://www.exeterresource.com/images/gallery/plans/plans19.pdf. These details are also available for inspection on Exeter’s website at www.exeterresource.com .

2006 Drilling Program Update

Current drilling at La Cabeza is focusing on detailing, at depth and laterally, extensions to mineralization in the Cuello and Luna Zones. The sand covered area between the Central Vein Zone and the Luna Zone is also a priority exploration target, with a series of reverse-circulation holes testing it across a width of 450 metres. The results of recent drilling at both Cuello and Mandibula will be released once received, verified, and compiled.

Four drills are operating at La Cabeza - two diamond rigs and two multi-purpose diamond/reverse-circulation (“RC”) rigs. A large Schramm RC drill is also due to arrive on site. Seventy people are now employed on site, 14 professionals, and 56 support and technical staff. Thirty-one of the employees are from local communities in the immediate vicinity of the project.

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation drill samples were collected using a cyclone in one metre intervals; the majority were then composited into three metre samples. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza, Argentina and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory facility in La Serena, Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. The Company applies industry standard techniques for systematic inclusions of standard, blank and duplicate samples throughout the sample sequence as checks. Drill widths presented above are drill intersection widths and may not represent the true width of mineralization.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold-silver properties in Argentina and Chile.

Four drills are operating at its advanced La Cabeza gold project to verify and extend gold and silver resources. Concurrently, project development activities, including engineering, metallurgical, hydrological, and environmental studies, are underway.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A. over 12 epithermal gold and silver properties in Santa Cruz, Rio Negro and Chubut provinces. Current exploration is focusing on detailing vein extensions, under extensive sand and gravel cover, at Cerro Moro, ahead of further drilling planned for final quarter this year.

In Chile, Exeter is prospecting some 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date September 19, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director